

Mail Stop 3030

July 30, 2009

Via Facsimile and U.S. Mail

David R. Nuzzo
Chief Financial Officer
SL Industries, Inc.
520 Fellowship Road, Suite A114
Mt. Laurel, NJ 08054

> **Re: SL Industries, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Form 10-Q for the Quarter Ended March 31, 2009**
> **File No. 1-4987**

Dear Mr. Nuzzo:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Index to Financial Statements and Financial Statement Schedule, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 1. Summary of Significant Accounting Policies, page F-7

-Goodwill and Other Intangibles, page F-8

1.   Please tell us and revise this note in future filings to disclose in more detail how you evaluate
        your goodwill for impairment. In this regard, please also address the following in the Critical
        Accounting Policies section of MD&A in future filings:

        •   With respect to your determination of the fair value of your reporting units, discuss how
            you weight each of your fair value methodologies and your basis for the weighting.

        •   Provide a qualitative and quantitative description of the material assumptions used and a
            sensitivity analysis of those assumptions based upon reasonably likely changes.

        •   To the extent the valuation assumptions and methodologies used for valuing goodwill have
            changed since prior periods, disclose the reasons for the changes and the impact of the
            changes.

Form 10-Q for the Quarter Ended March 31, 2009

Note 7. Goodwill and Intangible Assets, page 10

2.   We note your disclosures here and on page 23 that you had had $22.8 million of goodwill
        outstanding and that you did not record any goodwill impairment during the three months
        ended March 31, 2009. Further, we note that your stock price has declined from approximately
        $8.80 per share as of December 31, 2008 to approximately $4.62 per share as of March 31,
        2009 in connection with an adverse change in the business climate. Please tell us how you
        considered the guidance in paragraph 350-20-35-30 of the FASB Accounting Standards
        Codification as of March 31, 2009.

        As appropriate, please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a cover letter that keys your responses to our comments
and provides any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the
filing to be certain that the filing includes all information required under the Securities Exchange Act
of 1934 and that they have provided all information investors require for an informed investment

decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant at (202) 551-3639 or me at (202) 551-3663 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Eric Atallah
Reviewing Accountant